UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SUMMIT GROWTH CORPORATION
(Name of Issuer)
Ordinary Shares, $0.000128 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Yu-Kai Wang
c/o Dalian TOFA New Materials Development Co., Ltd.
No. 18-2-401, Gangjing Garden
Dandong Street, Zhongshan District
Dalian, Liaoning Province, China 116001

With copy to:
 Stevens & Lee, P.C.
William W. Uchimoto, Esq.
Stevens & Lee, P.C.
1818 Market Street, 29th Floor
Philadelphia, PA 19103-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N/A	13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Yu-Kai Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,751,452 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,751,452 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,751,452 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 16.60% of ordinary shares (12.75% of total voting power)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
In connection with the consummation of the share exchange, the Company issued 32,839,910 ordinary shares, par value $0.000128 (the “Ordinary Shares”), and 104,571.95 preference shares, par value $0.000128 (the “Preference Shares”), to Victor Score Shareholders (defined herein), resulting in the Company having 34,645,610 Ordinary Shares and 104,571.95 Preference Shares issued and outstanding.  The Preference Shares vote together with the Ordinary Shares on all matters, except that each Preference Share has 100 votes.  As a result, the total voting power of the issued and outstanding securities of the Company is 45,102,805 shares.

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition by Mr. Yu-Kai Wang of an aggregate of 5,751,452 Ordinary Shares of Summit Growth Corporation (the “Company”) in connection with the consummation of the share exchange contemplated by a Share Exchange Agreement, dated March 15, 2011 (the “Share Exchange Agreement”), by and among the Company, certain controlling shareholders of the Company, Victor Score Limited (“Victor Score”) and all of the shareholders of Victor Score (the “Victor Score Shareholders”) pursuant to which the Victor Score Shareholders exchanged their respective ordinary shares of Victor Score for securities of the Company.  The Company’s principal executive office is located at c/o Dalian TOFA New Materials Development Co, Ltd., No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China 116001.

Item 2.  Identity and Background

(1)	(a)	Yu-Kai Wang

(b)	c/o Dalian TOFA New Materials Development Co, Ltd., No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China.

(c)	Mr. Wang is the Chief Technology Officer of the Company, at No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China.

(d)	During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Wang was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wang is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

In connection with the consummation of the share exchange, Mr. Wang received an aggregate of 5,751,452 Ordinary Shares.

Item 4.  Purpose of Transaction

Mr. Wang received an aggregate of 5,751,452 Ordinary Shares of the Company in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, as discussed in Item 3 above.  The purpose of the share exchange was to permit the Victor Score Shareholders to obtain control of the Company and to permit the Company to acquire Victor Score and its subsidiaries.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Wang may be deemed to beneficially own 5,751,452 Ordinary Shares (or 12.75% of the outstanding voting power) of the issued and outstanding securities of the Company.

(b)	See rows (7) through (10) of the cover pages for Mr. Wang at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)	See Item 3 above for a description of the share exchange.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

The Share Exchange Agreement is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on March 21, 2011.  A powers of attorney authorizing representatives of Mr. Wang to file this Schedule 13D on his behalf is incorporated by reference to a Form 3  filed with the SEC on March 25, 2011 for Mr. Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2011	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative

INDEX TO EXHIBITS

Exhibit No.	Exhibit
2.1
Share Exchange Agreement dated March 15, 2011 by and among Summit and its controlling shareholders, and Victor Score and Victor Score’s shareholders, filed as Exhibit 2.1 to the Form 8-K filed with the SEC on March 21, 2011 and incorporated herein by reference.

24	Power of Attorney for Yu-Kai Wang, filed as Exhibit 24 to the Form 3 filed with the SEC on March 24, 2011 and incorporated herein by reference.